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                          July 28, 2021

       Jeffrey C. Leer
       Chief Financial Officer
       Five Star Senior Living Inc.
       400 Centre Street
       Newton, MA 02458

                                                        Re: Five Star Senior
Living Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 23, 2021
                                                            File No. 333-258148

       Dear Mr. Leer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zachary R. Blume, Esq.